UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

Chatsworth Acquisition I, Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value
 (Title of Class of Securities)

None.
(CUSIP Number)

Henry F. Schlueter
1050 17th St. #1750
Denver, Colorado 80265
(303-292-3883)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-d-1(e), 13d-1(f) or 13d-1(g), check the following box.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filled” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). CH CHINA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 16,000,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 16,000,000
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Henry F. Schlueter
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80%
14	TYPE OF REPORTING PERSON IN

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Les Bates
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 16,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 16,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 80%
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

    This Statement relates to Common Stock, par value $0.001 per share (the “Common Stock”) of Chatsworth Acquisition I, Inc., a Delaware corporation (“Chatsworth”). Chatsworth Acquisition I, Inc.’s address is 1050 17th St. #1750, Denver, Colorado 80265.

    Effective August 29, 2011, CH China, LLC, a Colorado limited liability company controlled by Henry F. Schlueter and Les Bates purchased 16,000,000 shares of the Company’s $0.001 par value common stock for an aggregate purchase price of $16,000, of which $1,700 was paid in the form of cash and $16,000 shall be paid  in the form of costs, expenses and services previously provided to and to be provided in the future to the Company during the fiscal year ending March 31, 2012 (the “Stock Purchase”).  In connection with the Stock Purchase, Henry F. Schlueter and Les Bates were appointed officers and directors of the Company.

Item 2.  Identity and Background

(a), (b), (c), (f) This Schedule 13D is filed by the Reporting Persons identified below.

CH China, LLC is a limited liability company organized in Colorado. CH China was formed for purposes of facilitating a significant investment in the Company. The address of CH China’s principal office is 1050 17th St. #1750, Denver, Colorado 80265. Henry F. Schlueter and Les Bates are officers and directors of the Company and managers of CH China, LLC.

The following table sets forth the name, citizenship and present principal occupation or employment of Messrs. Schlueter and Bates.  Unless otherwise indicated, the business address of each Reporting Person is c/o CH China, LLC, 1050 17th St. #1750, Denver, Colorado 80265.

Name	Position/Occupation/Address	Citizenship
Henry F. Schlueter (“Schlueter”)	Manager of CH China, LLC; Officer and Director of the Company, attorney at Schlueter & Associates, P.C., 1050 17th St. #1750, Denver, Colorado 80265.	USA
Les Bates (“Bates”)	Manager of CH China, LLC; Officer and Director of the Company, Certified Public at Les Bates CPA, PC, 6909 E. Fremont Ave., Centennial, CO 80112-1601.	USA

(d)   During the last five years, none of the Reporting Persons filing this statement have been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

(e)   During the last five years, none of the Reporting Persons filing this statement has been a party to a civil proceeding of a judicial or  administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Henry F. Schlueter and Les Bates are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration

Effective August 29, 2011, CH China, LLC, a Colorado limited liability company controlled by Henry F. Schlueter and Les Bates, both directors of the Company, used its working capital to purchase 16,000,000 shares of the Company’s $0.001 par value common stock for an aggregate purchase price of $16,000, of which $1,700 was paid in the form of cash and $16,000 shall be paid  in the form of costs, expenses and services previously provided to and to be provided in the future to the Company during the fiscal year ending March 31, 2012 (the “Stock Purchase”).   The $1,700 was personal funds from affiliates of CH China, LLC.

Item 4.  Purpose of Transaction

The Reporting Persons acquired the Common Stock of the Company beneficially owned by them in the ordinary course of their investing activities for investment purposes.

The Reporting Persons may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that they now beneficially own or may hereafter acquire in open market or privately negotiated transactions or otherwise.

Messrs. Schlueter and Bates are members of the board of directors of the Company and as such, may have involvement in any plans or proposals relating to future financings of the Company, which may include issuances of additional securities by the Company, exchange offers for the Company’s existing outstanding securities or sales or transfer of the Company’s assets as well as candidates that may be appointed as members of the Company’s board of directors.  Any issuance of securities by the Company or an exchange offer of the Company’s existing securities may have a material change on the capitalization of the Company.

As permitted by law, the Reporting Persons may purchase shares of Common Stock or other securities convertible, exchangeable or exercisable into Common Stock or dispose of any or all of such securities from time to time in the open market, in privately negotiated transactions, or otherwise, depending upon future evaluation of the Company and upon other developments, including but not limited to general economic, stock market conditions and the price of the Company's common stock.

The Company was organized as a vehicle to investigate and, if such investigation warrants, acquire a target company or business seeking the perceived advantages of being a publicly held corporation.  The Reporting Persons objectives for the next 12 months and beyond such time will be to achieve long-term growth potential through a combination with an operating business.

Item 5.  Interest in Securities of the Issuer

(a)  The aggregate number and percentage of shares of Common Stock beneficially owned by each Reporting Person:

See the disclosure provided in response to Items 11 and 13 on the attached cover pages above.

(b)  Number of shares as to which such person has:

      (i)  sole power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover pages above.

     (ii) shared power to vote or to direct the vote:

See the disclosure provided in response to Item 7 on the attached cover pages above.

     (iii) sole power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 7 on the attached cover pages above.

     (iv) shared power to dispose or to direct the disposition of:

See the disclosure provided in response to Item 7 on the attached cover pages above.

(c)    None.

(d)   Not applicable.

(e)   Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between the Reporting Persons or any other person with respect to the securities of the Issuer.

Item 7.  Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Dated:  May 17, 2012

Signature: CH CHINA, LLC

/s/ Henry F. Schlueter
Henry F. Schlueter, Manager

CH CHINA, LLC

/s/ Les Bates
Les Bates, Manager

HENRY F. SCHLUETER

/s/ Henry F. Schlueter
Henry F. Schlueter

LES BATES

/s/ Les Bates
Les Bates